Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended
	March 31
	2008	2007

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and minority interest	$7,558	6,076
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(989)	(567)
Fixed charges, excluding capitalized interest*	274	388

	$6,843	5,897

Fixed Charges
Interest and debt expense, excluding capitalized interest	$207	307
Capitalized interest	157	135
Interest portion of rental expense	43	58
Interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	-	2

	$407	502

Ratio of Earnings to Fixed Charges	16.8	11.7

*Includes amortization of capitalized interest totaling approximately $24 million in 2008 and $21 million in 2007.
Earnings available for fixed charges include, if any, our equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include our proportionate share, if any, of interest relating to the contingent debt.
Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which we are contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.